UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2021

Commission File Number: 001 - 36130

voxeljet AG

(Exact Name of Registrant as Specified in Its Charter)

Paul-Lenz-Straße 1a

86316 Friedberg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Resignation of Member of the Supervisory Board; Nomination of New Member to the Supervisory Board

On April 7, 2021, Dr. Stefan Söhn notified the supervisory board (the “Supervisory Board”) of voxeljet AG (the “Company”), that he will resign from the Supervisory Board, including the Audit Committee on which he serves, effective following the Company’s annual general meeting (the “AGM”) to be held in May 2021. Dr. Söhn’s decision to resign was not the result of any disagreement with the Company on any matters relating to the Company’s operations, policies or practices.

On April 8, 2021, the Supervisory Board approved the nomination to the Supervisory Board of Mrs. Kerstin von Diemar for election at the AGM. If Mrs. von Diemar is elected by the Company’s shareholders, she will serve until the annual general meeting to be held in 2024. The Supervisory Board has determined that Mrs. von Diemar qualifies as an “independent director” as defined under NASDAQ Listing Rule 5605(a)(2). If elected at the AGM, the Supervisory Board intends to appoint Mrs. von Diemar to serve as a member of the Supervisory Board’s Audit Committee.

Mrs. von Diemar, 44, has been serving since 2021 as shareholder and managing director of cureVision UG (haftungsbeschränkt), a Munich-based digital health startup, and since 2018 as shareholder and managing director of Never Rest Sportswear GmbH, a manufacturer of sustainable sportswear. Mrs. von Diemar joined the supervisory board of Forum Media Group GmbH (“Forum”), an award-winning international media company, in 2017 and currently serves as Forum’s Vice Chairman. From 2007 to 2016, she served at Forum, driving international business growth in different roles as Head of Group M&A, General Manager and Group CEO. In 2004 she received the award “Gründerin des Jahres” (Founder of the Year) from the German Verlag für die Deutsche Wirtschaft for her exceptional success as co-founder, shareholder and managing director of Kuffer Marketing GmbH. Mrs. von Diemar holds a Diploma in sociology and an MBA in General Management from Hochschule St. Gallen, and is a CFA® Charterholder (CFA Institute, 2019). Mrs. von Diemar is an outstanding entrepreneur and business executive with more than 20 years of strategic and commercial experience in fast growing companies.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

voxeljet AG

	By:	/s/ Rudolf Franz
		Name:	Rudolf Franz
		Title:	Chief Financial Officer

Date: April 12, 2021